Exhibit 7.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

	Year ended December 31,
	2009	2008	2007	2006

FIXED CHARGES
Interests and commissions on debt and capital contribution securities	5,677,664	11,118,228	8,291,657	4,836,256
Other interest and borrowing expenses	72,240	109,532	81,968	64,807
Estimate of the interest within rental expense	76	334	317	300

Total fixed charges, as defined	5,749,980	11,228,094	8,373,942	4,901,363

EARNINGS:
Profit/(loss) for the year from continuing operations	(1,801,800)	3,313,616	(273,988)	32,478
Taxes	(699,091)	1,288,707	(110,040)	8,001
Fixed charges, as defined	5,749,980	11,228,094	8,373,942	4,901,363

Total earnings, as defined	3,249,089	15,830,417	7,989,914	4,941,842

RATIO OF EARNINGS TO FIXED CHARGES(2)(3)	—	1.41	—	1.01

The amount of coverage deficiency in NOK thousands:	2,500,891	—	348,028	—

(1)	Effective January 1, 2007, the accounts are presented according to international accounting principles as issued by the IASB (International Financial Reporting Standards). Figures for the year ended December 31, 2006 have been restated under IFRS for comparative purposes.

(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income (profit/(loss) for the year) plus income taxes and fixed charges. Fixed charges represent interest and commissions on debt and capital contribution securities, other interest and borrowing expenses and estimates of the interest within rental expenses.

(3)	The ratio of earnings to fixed charges in the year ended December 31, 2009 had a deficit due to negative earnings of NOK 2,501 million (USD 433 million), driven by unrealized losses on the fair value of our own debt. The ratio of earnings to fixed charges in the year ended December 31, 2007 had a deficit due to negative earnings of NOK 384 million (USD 71 million), driven by the impact of reduced market values of our investments on securities in the trading portfolio.